Exhibit A4

Enpath Medical, Inc.

May 17, 2007

To:	Holders of Enpath Medical, Inc. Stock Options and Restricted Stock Grants

From:	Enpath Medical, Inc.

Re:	Notice Concerning Stock Options and Restricted Stock Grants

As previously announced, Enpath Medical, Inc. (“Enpath” or the “Company”) has entered into an Agreement and Plan of Merger dated April 28, 2007 (“Merger Agreement”) with Greatbatch Ltd. (“Limited”) and Chestnut Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Limited. Limited is an indirect, wholly-owned subsidiary of Greatbatch, Inc. (“Greatbatch”). Pursuant to the Merger Agreement, Greatbatch, through Purchaser, has commenced a tender offer (the “Offer”) for the purchase of all outstanding shares of Enpath common stock at $14.38 in cash per share. Following completion of the Offer, the Merger Agreement provides for the merger of Purchaser with and into Enpath (the “Merger”). As a result, Enpath will become an indirect wholly-owned subsidiary of Greatbatch and each then outstanding share of Enpath common stock will be cancelled in exchange for the right to receive $14.38 in cash per share, without interest and less any required withholding taxes.

Treatment of Options

Q1:	What happens to my stock options now?

A:	Nothing. Until immediately prior to completion of the Merger (the “Effective Time”), which the Company expects to occur in late June 2007 (subject to fulfillment of all applicable conditions to the Offer and the Merger), all outstanding stock options will continue to vest in accordance with their current vesting schedule. Note that the Effective Time could occur substantially later, depending upon the circumstances, including when the Offer is completed, the amount of shares purchased in the Offer and whether appropriate regulatory approvals have been obtained.

Q2:	May I exercise my stock options prior to the completion of the Merger?

A:	Yes. Employees will continue to be able to exercise their vested stock options (subject to their option terms and conditions) until just before the Effective Time. All option exercises should be handled using your regular online E*TRADE account. If you exercise options, you may be able to tender your shares in the Offer, subject to the terms and conditions of the Offer. If you still hold the shares at the Effective Time, they will be treated like all other shares and be automatically cancelled in exchange for the right to receive $14.38 in cash per share, without interest and less any required withholding taxes, if and when the Merger occurs.

Q3:	What will happen to my options if I do not exercise them prior to completion of the Merger?

A:

Immediately prior to the Effective Time, all then outstanding stock options will automatically accelerate so that each outstanding option will become fully vested and exercisable for all the shares of Enpath common stock subject to the option. At the Effective Time, any unexercised options with an exercise price lower than $14.38 per share (so-called “in-the-money” options) will be converted into the right to receive a cash payment (the “Option Payment”) equal to the product of (a) the excess of $14.38 over the per share exercise price of the option, multiplied by (b) the number of shares of common stock subject to the option, without interest and less any required withholding taxes. Stock options with an exercise price of $14.38 per share or higher (so-called “underwater” options) will be canceled and extinguished without any payment.

If you wish to receive the Option Payment for any unexercised options, you must complete the enclosed Stock Option Payment Direction Letter. In signing the Stock Option Payment Direction Letter, you will acknowledge and agree that all your unexercised options, whether in-the-money or underwater, will be cancelled at the Effective Time. In order to facilitate this process, we ask that your Stock Option Payment Direction Letter be submitted to Michael Erdmann, Enpath’s Corporate Controller and Secretary, by Tuesday, May 29, 2007.

Q4:	What if the Merger is not completed?

A:	Your options will only accelerate and vest in full immediately prior to the Effective Time of the Merger. If the Merger is not completed for any reason, all unexercised stock options will remain in effect and continue vesting in accordance with their terms.

Treatment of Restricted Stock

Q5:	May I tender my restricted stock grants in the Offer?

A:	No. Only vested shares – i.e., shares no longer subject to a repurchase option or forfeiture – may be tendered in the Offer.

Q6:	What will happen to my restricted stock grants upon completion of the Merger?

A:	All restricted shares of Enpath common stock (i.e., unvested or subject to a repurchase option or forfeiture under the applicable Enpath stock plan) will be treated like all other shares and be automatically cancelled in exchange for the right to receive $14.38 in cash per share, without interest and less any required withholding taxes, if and when the Merger occurs.

Please note that holders of restricted stock grants do not need to do anything at this time. Upon completion of the Merger, you will receive instructions as to how to obtain payment for restricted stock grants.

Q7:	What if the Merger is not completed?

A:	If the Merger is not completed for any reason, all restricted stock grants will remain in effect and continue vesting in accordance with their terms.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. The offer to buy shares of Enpath Medical, Inc. common stock is being made pursuant to a Tender Offer Statement filed by Greatbatch, Inc. and its subsidiaries with the Securities and Exchange Commission (SEC) on Schedule TO on May 8, 2007. A Solicitation/Recommendation Statement with respect to the offer was filed by Enpath Medical with the SEC on Schedule 14D-9 on May 8, 2007. Enpath Medical shareholders are advised to read the Tender Offer Statement and the related Solicitation/Recommendation Statement. These documents contain important information that should be read carefully before any decision is made with respect to the offer. These documents are available to all shareholders of Enpath Medical at no expense to them. These documents are also available at no charge on the SEC’s web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from Enpath Medical, Inc. in writing at 2300 Berkshire Lane North, Minneapolis, MN 55441, or phone at (763) 951-8181.

Other Questions?

If you have any other questions, please contact Scott Youngstrom (763.951.8211), Roxanne Felder (763.951.8220) or Michael Erdmann (763.951.8245).

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